BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON JUNE 24, 2021

1.           Date, Time and Place: Meeting held on June 24, 2021, at 10:00 a.m., by videoconference.

2.           Call and Attendance: The call notice requirement was waived, pursuant to article 21 of the Company's Bylaws, in view of the presence of all members of the Board of Directors of BRF S.A. (“Company”): Mr. Pedro Pullen Parente (“Mr. Pedro Parente”), Mr. Augusto Marques da Cruz Filho (“Mr. Augusto Cruz”), Mr. Dan Ioschpe (“Mr. Dan Ioschpe”), Mrs. Flavia Buarque de Almeida (“Mrs. Flavia Almeida”), Mr. José Luiz Osório de Almeida Filho (“Mr. José Osório”), Mr. Luiz Fernando Furlan (“Mr. Luiz Furlan”), Mr. Ivandré Montiel da Silva (“Mr. Ivandré Montiel”), Mr. Roberto Rodrigues (“Mr. Roberto Rodrigues”), Mrs. Flavia Maria Bittencourt (“Mrs. Flavia Bittencourt”) and Mr. Marcelo Feriozzi Bacci (“Mr. Marcelo Bacci”).

3.           Presiding Board: Chairman: Mr. Pedro Parente. Secretary: Mr. Carlos Eduardo de Castro Neves.

4.           Agenda: (i) Acquisition of the Mogiana Alimentos S.A.; and (ii) Analysis and Approval of the Report on the 2021 Brazilian Code of Corporate Governance (“Governance Report 2021”).

5.           Resolutions: The members approved, by unanimous votes and with no restrictions, the drawing up of the present minutes in summary form. Once the agenda had been examined, the following matters were discussed, and the following resolutions were taken:

5.1.      Mogiana Alimentos S.A. Acquisition. The proposition to acquire a 100% (one hundred percent) of the capital stock of “Paraguassu Participações S.A.” and “Affinity Petcare Brasil Participações S.A.” holders of the totality shares issued by “Mogiana Alimentos S.A.” was presented to the Board of Directors. The acquisition will be conducted by BRF Pet S.A., (“BRF Pet”), a wholly owned subsidiary of the Company and its subjected to certain conditions precedent and BRF S.A. shall be the guarantor of the obligations assumed by BRF Pet. The members of the Board of Directors unanimously approved the aforementioned transaction and granted the necessary powers to the Board of Officers to negotiate and execute the respective agreements for the purchase and sale of shares or quotas and other auxiliary documents necessary to carry out the acquisition of quotas, shares or assets, including real estate assets, involved in the transaction; and

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Minutes of the Ordinary Meeting of the Board of Directors held on June 24, 2021.

BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON JUNE 24, 2021

5.2.      Analysis and Approval of the Governance Report 2021. The members of the Board of Directors were informed, by the Company’s management, about the update on the Governance Report 2021 to be published by the Company on the Brazilian Security and Exchange Commission (Comissão de Valores Mobiliários) up to the end of June 2021. The members of the Board of Directors analyzed and unanimously approved, without reservations, the filling of the Governance Report 2021, in accordance with the CVM Instruction number 586, of June 8, 2017, amended by CVM Instruction number 480, of December 7, 2009.

6.           Documents Filed at the Company: The documents related to the agenda that supported the resolutions taken by the members of the Board of Directors or information presented during the meeting were filed at the Company’s head office

7.           Closure: There being no other matters to be discussed, the Chairman declared the meeting closed, during which time the present minutes were drawn up in summary form by electronic processing and, having been read and found correct by all those present, were signed.

I certify that the above text is a faithful copy of the minutes which are filed in the Book of the Minutes of the Ordinary and Extraordinary Meetings of the Company´s Board of Directors.

São Paulo, June 24, 2021.

_______________________________

Carlos Eduardo de Castro Neves

Secretary

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Minutes of the Ordinary Meeting of the Board of Directors held on June 24, 2021.